Mail Stop 6010

November 3, 2006

<u>VIA U.S. MAIL AND FACSIMILE (41 22 929 29 00)</u>

Mr. Carlo Ferro
Executive Vice President and
  Chief Financial Officer
STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

> **Re: STMicroelectronics N.V.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-13546**

Dear Mr. Ferro:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 146

1.   We note your statement that the chief executive officer and chief financial officer have
        concluded that the company's disclosure controls and procedures are "effective to ensure
        that material information relating to [y]our company was made known to them by others
        within [y]our company, particularly during the period in which this Form 20-F was being
        prepared." It does not appear that your certifying officers have reached a conclusion that
        your disclosure controls and procedures are *effective*. Please revise future filings to
        address your officers' conclusions regarding the effectiveness of your disclosure controls
        and procedures. In addition, please note that the definition of disclosure controls and
        procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to
        include the definition following your conclusion, please ensure the definition is
        substantially similar in all material respects to the language that appears in the entire two-
        sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

2.   We note your disclosure that there were "no significant changes in [y]our internal
        controls over financial reporting or in other factors that could significantly affect these
        controls during the period covered by the annual report, nor were there any material
        weaknesses in our internal controls requiring corrective actions." To the extent that your
        disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of
        any change in your internal control over financial reporting that occurred during the
        period covered by the annual report that has materially affected, or is reasonably likely to
        materially affect, your internal control over financial reporting, please note that the need
        for disclosure is not limited to significant changes that could affect your internal control
        over financial reporting. Please correct the disclosure in future filings.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that your audit report is signed by PricewaterhouseCoopers SA, Geneva,
        Switzerland, a firm that is not currently registered with the PCAOB. Please have your
        auditors provide support that they are duly registered with the PCAOB or revise your
        Form 20-F to provide financial statements audited by an accounting firm registered with

the PCAOB U.S. Please refer to PCAOB Rule 2100 and Sections 102 and 106(a) of the Sarbanes-Oxley Act of 2002.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant